UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

UNITED MEXICAN STATES

(State of incorporation or organization)

NOT APPLICABLE

(I.R.S. Employer Identification No.)

Lago Zurich 245 Plaza Carso

Edificio Telcel, Piso 16

Colonia Ampliación Granada, Alcaldía Miguel Hidalgo,

11529 México City, México

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
American Depositary Shares (“ADSs”), each representing the right to receive twenty (20) Series B Shares	New York Stock Exchange

Series B Shares, without par value	New York Stock Exchange*

*	Not for trading, only in connection with the listing of the ADSs on the New York Stock Exchange.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file numbers to which this form relates:

333-259910

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant’s Securities to be Registered

Description of the Reclassification

América Móvil, S.A.B. de C.V. (the “Registrant”, “we” or “our”), a company incorporated under the laws of Mexico, has American Depositary Shares (“ADSs”) listed and trading on the New York Stock Exchange (the “NYSE”). Prior to the Reclassification (as defined below), each of the Registrant’s L Share ADSs represented twenty (20) series “L” shares (the “Series L Shares”), and each of the Registrant’s A Share ADSs represented twenty (20) series “A” shares (the “Series A Shares”). The Registrant’s Series L Shares and Series A Shares, as well as its series “AA” shares (the “Series AA Shares” and, together with the Series L Shares and the Series A Shares, the “Old Series”), are listed and trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (the “BMV”).

In a meeting held on December 20, 2022, the Registrant’s shareholders approved, among other things, the reclassification of the Registrant’s Old Series into a single new “B” series of shares (the “Series B Shares”), such that all series of shares representing the Registrant’s capital stock are converted into a single series of ordinary shares with full voting rights on a one for one basis (the “Reclassification”). The Registrant’s shareholders also approved amendments to the Registrant’s bylaws in order to implement such Reclassification. The Reclassification is more fully described in the Registrant’s Reclassification Proposal, dated November 22, 2022, which was furnished to the Securities and Exchange Commission on November 22, 2022 under cover of Form 6-K (File No. 1-16269).

On or prior to March 16, 2023 (the “Trading Date”), Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa (the “Custodian”), the custodian and agent in Mexico of Citibank, N.A., as ADS depositary (in such capacity, the “Depositary”), is expected to receive from the Registrant approximately 4,678,747,251 Series B Shares, pursuant to a Deposit Agreement (as defined below) between the Registrant and the Depositary.

As part of the Reclassification, the Registrant’s A Share ADSs and the L Share ADSs are to be cancelled and the Depositary is to issue and distribute the same number of ADSs representing Series B Shares (such ADSs, the “B Share ADSs”) to the applicable holders of Series A ADSs and Series L ADSs (with each B Share ADS representing twenty (20) Series B Shares).

The Series B Shares and the B Share ADSs are expected to start trading simultaneously on the BMV and on the NYSE, respectively, on the Trading Date.

Description of the Registrant’s Capital Stock

All of the Registrant’s shares are registered on the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (the “CNBV”). As part of the Reclassification, the Registrant requested that the CNBV update the registration of its shares on the National Securities Registry and reflect the reclassification of the Old Series into the Series B Shares on the National Securities Registry. The CNBV approved the Registrant’s request on March 1, 2023. The Registrant expects to maintain the listing of its Series B Shares and corresponding B Share ADSs on the BMV and the NYSE, respectively.

After giving effect to the Reclassification, the Registrant’s capital stock is represented exclusively by Series B Shares. The number of authorized and outstanding shares of the Registrant was not and will not be affected by virtue of the Reclassification. The Reclassification did not and will not imply any change in the number of shares held by the Registrant’s shareholders, although the voting rights of Series A Shares, Series AA Shares and Series L Shares were modified since the Registrant’s Series B Shares carry voting rights over which each of the Old Series had exclusive voting power.

All Series B Shares are ordinary shares with full voting and economic rights. Series B Shares do not provide the rights formerly provided by Series L Shares regarding appointment of directors as a class, preferential dividends and liquidation. Shareholders owning Series B Shares have the right to appoint and revoke at a general shareholders’ meeting one member of the board of directors for each ten percent (10%) of the capital stock of the Registrant that they hold individually or in the aggregate. For a more detailed discussion, see “Description of the Registrant’s Series B Shares” herein.

Capital Stock and Adjustments

The Reclassification did not result in a capital increase or decrease or in a change in the number of outstanding shares. However, the Registrant’s outstanding capital stock is subject to adjustments resulting from repurchases and, prior to the Trading Date, from conversions.

Before giving effect to the Reclassification, the Registrant’s total authorized capital stock consisted of Ps. 239,356,431.73, represented by 63,381,000,000 shares (including treasury shares), of which, as of December 20, 2022, (i) 488,305,718 are Series A Shares (with full voting rights); (ii) 20,554,697,460 are Series AA Shares (with full voting rights); and (iii) 42,337,996,822 are Series L Shares (with limited voting rights).

After giving effect to the Reclassification, the Registrant’s outstanding capital stock is represented by a total of 63,381,000,000 Series B Shares (with full voting rights).

Description of the Registrant’s Series B Shares

Below is a summary of certain provisions of the Registrant’s bylaws, as amended and restated to give effect to the Reclassification, and Mexican law relating to the Series B Shares. This summary does not purport to be complete and is qualified by reference to the bylaws themselves. An English translation of the Registrant’s bylaws is attached as Exhibit 1.1 hereto.

Shareholders’ Equity

The Registrant has a single class of outstanding shares: the Series B Shares, which are without par value, fully paid and non-assessable.

Voting Rights

Each Series B Share entitles its holder to one (1) vote at any shareholders meeting and carries full voting rights.

Shareholder Meetings

The Registrant’s shareholders’ meetings may be ordinary or extraordinary. Extraordinary general meetings are those called to consider certain specified matters, including, principally, changes to the bylaws, liquidation, merger and change of corporate form, as well as to consider the removal of the Registrant’s shares from the National Securities Registry maintained by the CNBV. General meetings called to consider all other matters are ordinary meetings.

The Registrant will hold an ordinary general shareholders’ meeting each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits. Transactions that represent 20.0% or more of the Registrant’s consolidated assets in any fiscal year will continue to require approval by an ordinary general meeting of all shareholders.

At first call, the quorum for an ordinary general shareholders’ meeting will be 50.0% of the outstanding shares, and action may be taken by a majority of the shares present. If a quorum is not available at first call, a second meeting may be called at which action may be taken by a majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting will be 75.0% of the outstanding shares. If a quorum is not available at first call, a second meeting may be called and quorum will be met, provided a majority of the outstanding shares is present. Whether on a first or second call, in order for the actions taken at an extraordinary shareholders’ meeting to be valid, such actions must be approved, at a minimum, by the affirmative vote of 50.0% of the outstanding shares.

Holders of 20.0% of the Registrant’s outstanding capital stock may have any shareholder action set aside by filing a complaint with a Mexican court of law within fifteen (15) days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or the Registrant’s bylaws. In addition, any holder of the Registrant’s capital stock may bring certain actions challenging any shareholder action. Generally, relief under these provisions is only available to holders who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, voted against it.

Shareholders’ meetings may be called by the Registrant’s Board of Directors (the “Board”), its Chairman, its Corporate Secretary, the Chairman of the Audit and Corporate Practices Committee or a Mexican court of law. The Chairman of the Board or the Chairman of the Audit and Corporate Practices Committee may be required to call a meeting of shareholders by the holders of 10.0% of the outstanding shares. Notice of shareholders’ meetings must be published at least fifteen (15) days prior to the meeting.

A shareholder is required to deposit its shares with the Company’s secretary or a custodian in order to attend a shareholders’ meeting, as set forth in the relevant call notice to the relevant shareholders’ meeting.

Dividend Rights

The Board submits the Registrant’s financial statements for the previous fiscal year for approval by shareholders during each annual ordinary shareholders’ meeting. Once financial statements are approved, the allocation of the Registrant’s net profits is determined. The Registrant must allocate 5.0% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20.0% of the Registrant’s paid-in capital. The remainder of net profits is available for distribution upon approval by the ordinary general shareholders’ meeting.

All shares outstanding will be entitled to participate in a dividend or other distribution on a pro rata basis.

Preemptive Rights

In new issuances of shares each shareholder will have a preferential right to subscribe for a sufficient number of shares of the same series to maintain its existing proportionate holdings, except in certain circumstances such as mergers, convertible debentures, public offers and placement of treasury or repurchased shares. These rights cannot be traded separately from the shares. As a result, there will not be a trading market for such rights.

Limitations on Share Ownership

The Series B Shares are not subject to limitations on ownership, except that if a foreign government or state acquires Series B Shares, such shares will immediately be rendered without effect or value.

Restrictions on Certain Transfers

Any transfer of 10.0% or more of the Registrant’s voting shares, in one or more transactions, by any person or group of persons acting in concert, requires prior approval by the Board. If the Board denies such approval, however, it shall designate an alternate transferee, which must pay market price for the shares as quoted on the BMV.

Restrictions on Deregistration in Mexico

If the Registrant decides to cancel the registration of its shares with the National Securities Registry maintained by the CNBV, or if such registration is cancelled by the CNBV, the Registrant will be required to conduct a public offer to purchase all of the outstanding shares prior to such cancellation. Such offer shall exclude the Registrant’s controlling group of shareholders. If, after the public offer is concluded, there are still outstanding shares held by the general public, the Registrant will be required to create a trust for a period of at least six (6) months, with funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the public that did not participate in the offer.

Unless the CNBV authorizes otherwise, upon the prior approval of the Board, which must take into account the opinion of the Audit and Corporate Practices Committee, the offer price will be the higher of (i) the average of the closing price during the previous thirty (30) days on which the shares may have been quoted or (ii) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the BMV.

The voluntary cancellation of the registration will be subject to (i) the prior authorization of the CNBV and (ii) the authorization of not less than 95.0% of the outstanding capital stock in a general extraordinary shareholders’ meeting.

Tender Offer Requirement

Certain significant acquisitions of the Registrant’s capital stock may require the purchaser to make a tender offer.

Description of Series B ADSs

The Registrant expects to appoint the Depositary pursuant to a deposit agreement, to be dated on or around March 16, 2023, between the Registrant and the Depositary (the “Deposit Agreement”). The Depositary’s principal office is located at 388 Greenwich Street, New York, New York 10013, U.S.A.

ADSs represent ownership interests in securities that are on deposit with the Depositary. The Depositary typically appoints a custodian to safekeep the securities on deposit. The Registrant expects to deposit Deposited Securities (as defined below) with the Custodian. ADSs may be evidenced by certificates that are commonly known as American Depositary Receipts (“ADRs”). So long as any ADSs are listed on one or more stock exchanges in the United States, the Depositary will act as registrar or, with the Registrant’s approval, appoint a registrar or one or more co-registrars, for registration of ADRs in accordance with any requirements of such exchanges.

Set forth below is a summary description of the material terms of the ADSs and the material rights of a holder of ADSs. Because it is a summary, it does not describe every aspect of the ADSs and the Deposit Agreement. For more complete information, you should read the entire Deposit Agreement, which includes the form of ADR. The Deposit Agreement is incorporated by reference to Exhibit 1.2 herein.

Under the Deposit Agreement, the Depositary executes and delivers ADRs. Each ADS represents twenty (20) Series B Shares (the “Deposited Securities”). Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Registrant and the Depositary as owners of ADSs.

Payments by ADS Holders

B Share ADS holders will be required to pay various fees to the Depositary as set forth in the Deposit Agreement, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

B Share ADS holders will be required to pay the Depositary amounts in respect of expenses incurred by the Depositary or its agents on behalf of B Share ADS holders, including expenses arising from (i) taxes or other governmental charges, (ii) registration fees payable to the Registrant that may be applicable to the transfer of shares upon deposits to or withdrawals from the ADS program, (iii) cable, telex and facsimile transmission, (iv) conversion of foreign currency into U.S. dollars, (v) compliance with exchange control regulations and other regulatory requirements or (vi) servicing of the ADSs or the shares underlying ADSs. The Depositary may decide in its sole discretion to seek payment either by billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

Payments by the Depositary

The Depositary will reimburse the Registrant for certain expenses it incurs in connection with the ADR program, subject to a ceiling agreed between the Registrant and the Depositary from time to time. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders.

Shareholders’ Meetings

A shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. A holder of B Share ADSs will not be able to meet this requirement, and accordingly will not be entitled to attend shareholders’ meetings. A holder of B Share ADSs will be entitled to instruct the Depositary as to how to vote the shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement. However, a holder of B Share ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Preemptive Rights

In new issuances of shares, each shareholder has a preferential right to subscribe for a sufficient number of shares of the same series to maintain its existing proportionate holdings, except in certain circumstances such as mergers, convertible debentures, public offers and placement of treasury or repurchased shares. These rights cannot be traded separately from the shares. As a result, there will not be a trading market for such rights. Holders of B Share ADSs may exercise these rights only through the Depositary. The Registrant is not required to take steps that may be necessary to make this possible.

Tax Treatment

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the ownership and disposition of Series B Shares or B Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to hold or sell Series B Shares or B Share ADSs. This description does not constitute, and should not be considered as, legal or tax advice to holders. The description is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law (Ley del Impuesto sobre la Renta)) and the United States in effect as of the date hereof, including the Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and the protocols thereto between the United States and Mexico currently in force (together, the “Tax Treaty”) and the agreement between the United States and Mexico concerning the exchange of information with respect to tax matters. The Tax Treaty is subject to change, and such changes may have retroactive effects. Holders of Series B Shares or B Share ADSs should consult their own tax advisors as to the Mexican, U.S. or other tax consequences of the ownership and disposition of Series B Shares or B Share ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law and the rules and regulations thereunder, as currently in effect, of an investment in Series B Shares or B Share ADSs by a holder that is not a resident of Mexico and that will not hold Series B Shares or B Share ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home or center of vital interests in Mexico, and a corporation is considered a resident if it has its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable Mexican tax laws.

This summary does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of Series B Shares or B Share ADSs. In particular, this summary (i) does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico and (ii) does not address all of the Mexican tax consequences that may be applicable to specific holders of Series B Shares or B Share ADSs, including a holder:

•

whose Series B Shares or B Share ADSs were not acquired through the BMV or other markets authorized by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público) or the Mexican Federal Tax Code;

•	of Series B Shares or B Share ADSs that control the Registrant;

•	that holds 10.0% or more of the Registrant’s shares;

•	that is part of a group of persons for purposes of Mexican law that controls the Registrant (or holds 10.0% or more of the Registrant’s shares); or

•	that is a resident of Mexico or is a corporation resident in a tax haven (as defined by the Mexican Income Tax Law).

Tax Treaties

Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined below) are summarized below.

The Mexican Income Tax Law has established procedural requirements for a nonresident holder to be entitled to benefits under any of the tax treaties to which Mexico is a party, including on dispositions and dividends. These procedural requirements include, among others, the obligation to (i) prove tax treaty residence, (ii) file tax calculations made by an authorized certified public accountant or an informational tax statement, as the case may be, and (iii) appoint representatives in Mexico for taxation purposes. Parties related to the Registrant may be subject to additional procedural requirements.

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to Series B Shares or B Share ADSs will generally be subject to a 10.0% Mexican withholding tax (provided that no Mexican withholding tax will apply to distributions of net taxable profits generated before 2014). Nonresident holders could be subject to a lower tax rate, to the extent that they are eligible for benefits under an income tax treaty to which Mexico is a party.

Taxation of Dispositions

The tax rate on income realized by a nonresident holder from a disposition of shares through the BMV is generally 10.0%, which is applied to the net gain realized on the disposition. This tax is payable through withholding made by intermediaries. However, such withholding does not apply to a nonresident holder who certifies that the holder is resident in a country with which Mexico has entered into an income tax treaty.

The sale or other transfer or disposition of shares not carried out through the BMV and not held in the form of B Share ADSs will be subject to a 25% tax rate in Mexico, which is applicable to the gross proceeds realized from the sale. Alternatively, a nonresident holder may, subject to certain requirements, elect to pay taxes on the net gain realized from the sale of shares at a rate of 35%.

The sale or disposition of B Share ADSs through securities exchanges or markets recognized under the Mexican federal tax code (which includes the NYSE) by nonresidents who are residents of a country with which Mexico has entered into an income tax treaty is not subject to income tax in Mexico under the current tax rules. The tax treatment of such transfer of B Share ADSs by nonresidents who are also not residents of a country with which Mexico has entered into an income tax treaty is not clear under the current Mexican tax rules.

Pursuant to the Tax Treaty, gains realized by a U.S. resident that is eligible to receive benefits pursuant to the Tax Treaty from the sale or other disposition of Series B Shares or B Share ADSs, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that the gains are not attributable to a permanent establishment or a fixed base in Mexico, and further provided that such U.S. holder owned less than 25% of the shares representing our capital stock (including B Share ADSs), directly or indirectly, during the 12-month period preceding such disposition. U.S. residents should consult their own tax advisors as to their possible eligibility under the Tax Treaty.

Gains and gross proceeds realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax, in whole or in part. Non-U.S. holders should consult their own tax advisors as to their possible eligibility under such treaties.

Other Mexican Taxes

A nonresident holder generally will not be liable for estate, inheritance or similar taxes with respect to its holdings of Series B Shares or B Share ADSs; provided, however, that gratuitous transfers of Series B Shares or B Share ADSs may, in certain circumstances, result in the imposition of a Mexican tax upon the recipient.

There are no Mexican stamp, issue registration or similar taxes payable by a nonresident holder with respect to Series B Shares or B Share ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to holders of the ownership and disposition of Series B Shares or B Share ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the ownership or disposition of Series B Shares or B Share ADSs. The summary applies only to holders that will hold their Series B Shares or B Share ADSs as capital assets and does not apply to special classes of holders, such as regulated investment companies, real estate investment trusts, brokers or dealers in securities or currencies, U.S. holders (defined below) with a functional currency other than the U.S. dollar, holders of 10.0% or more of the Registrant’s shares measured by vote or value (whether held directly or through ADSs or both), tax-exempt organizations, banks, insurance companies or other financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Series B Shares or B Share ADSs on a mark-to-market basis, entities that are treated for U.S. federal income tax purposes as partnerships or other pass-through entities or equity holders therein and persons holding their Series B Shares or B Share ADSs in a hedging transaction or as part of a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction, certain U.S. expatriates and taxpayers using a taxable year other than the calendar year or U.S. holders that are engaged in a trade or business or have a permanent establishment in Mexico.

For purposes of this discussion, a “U.S. holder” is a holder of Series B Shares or B Share ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the Series B Shares or B Share ADSs.

Each holder should consult their own tax advisor concerning the overall tax consequences to it of the ownership or disposition of Series B Shares or B Share ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a holder of B Share ADSs will be treated as the owner of the shares represented by those B Share ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by holders in exchange for B Share ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

U.S. Tax Consequences for U.S. Holders

Taxation of Distributions

In general, a U.S. holder will treat the gross amount of distributions we pay, without reduction for Mexican withholding tax, as dividend income for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions paid to U.S. holders generally will be reported as dividends. In general, the gross amount of any dividends will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder, by the depositary.

Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date that they are received by the depositary (regardless of whether such pesos are in fact converted into U.S. dollars on such date). If such dividends are converted into U.S. dollars on the date of such receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividends. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual with respect to the B Share ADSs will be subject to taxation at reduced rates if the dividends are “qualified dividends.” Dividends paid on the B Share ADSs will be treated as qualified dividends if (i) (A) the B Share ADSs are readily tradable on an established securities market in the United States or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The B Share ADSs will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited consolidated financial statements and relevant market data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to the 2020 and 2021 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market data, we do not anticipate becoming a PFIC for the 2022 taxable year. Holders of B Share ADSs should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

Subject to generally applicable limitations and conditions, Mexican withholding tax on dividends paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (the “IRS”) and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and properly elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credit and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors with respect to the implications of these rules to their particular situations.

Distributions of additional B Share ADSs to U.S. holders with respect to their B Share ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder generally will recognize capital gain or loss on the sale or other taxable disposition of the B Share ADSs in an amount equal to the difference between the U.S. holder’s basis in such B Share ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss recognized by a U.S. holder on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of disposition, the B Share ADSs have been held for more than one year. Long-term capital gain recognized by a U.S. holder that is an individual is taxable at reduced rates. The deductibility of a capital loss is subject to limitations.

Capital gain or loss recognized by a U.S. holder on the sale or other taxable disposition of the B Share ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other taxable disposition of the B Share ADSs generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the B Share ADSs even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the B Share ADSs and any Mexican tax imposed on such sale or disposition.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the B Share ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	establishes that it is an exempt recipient, if required; or

•	provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Tax Consequences for Non-U.S. Holders

Distributions

A holder of B Share ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on B Share ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions

A non-U.S. holder of B Share ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of B Share ADSs, unless:

•	gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•	in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information Reporting and Backup Withholding

Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Item 2.	Exhibits.

Exhibit No.	Description

1.1	English translation of the Registrant’s Bylaws, as amended (estatutos sociales).

1.2.	Form of Deposit Agreement, by and among the Registrant, Citibank, N.A., as ADS depositary, and the holders and beneficial owners of American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) to the Registration Statement on Form F-6 (File No. 333-270031) filed with the Commission on February 24, 2023).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Registrant)

By:	/s/ Carlos José García Moreno Elizondo
Name: Carlos José García Moreno Elizondo
Title: Chief Financial Officer

By:	/s/ Alejandro Cantú Jiménez
Name: Alejandro Cantú Jiménez
Title: General Counsel

Date: March 13, 2023